Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated: September 2, 2011
Structured Solutions Snapshot

Three-Year Market Contribution Securities Linked to the Deutsche Bank Liquid Commodity Apex 14 IndexTM Total Return After Cost

Investment Rationale & Positioning	Description & Return Profile
▪  Commodities markets often demonstrate strong cyclical activity. While long-term returns of commodites have, at times, been impressive, sharp corrections due to the high volatility of asset classes have caused apprehension from new investors to enter the market.
▪  The Deutsche Bank Liquid Commodity Apex 14 IndexTM Total Return After Cost (the “Apex 14 TRAC”) employs a low-volatility commodity strategy that seeks to capture returns across market cycles.
▪  The volatility strategy allocates weight to three commodity indices using a non-discretionary, rule-based formula that seeks to achieve equal risk contribution from each of the three commodity indices.

The Three-Year Market Contribution Securities linked to the Deutsche Bank Liquid Commodity Apex 14 IndexTM Total Return After Cost offer clients:
▪  Full Participation in the upside and downside performance of the Apex 14 TRAC, reduced by an Adjustment Factor of 1.00% each year the securities remain outstanding (applied at maturity or upon Early Redemption).
▪  Best Case Scenario: Participation in any positive index return, net of the Adjustment Factor. The redemption amount of the securities is uncapped if the Apex 14 TRAC increases in value.
▪  Worst Case Scenario: Full downside risk; if the Apex 14 TRAC falls below its initial closing level, investors will participate dollar-for-dollar on the downside, in addition to the deduction of the Adjustment Factor.

Key Terms
Issuer	Deutsche Bank AG, London Branch
Index	Deutsche Bank Liquid Commodity Apex 14 IndexTM Total Return After Cost (Bloomberg: DBCMAC14 Index <GO>)
Subscription Period Closes	9:00 AM New York Time September 27, 2011
Maturity	3 Years, subject to Early Redemption
Investment Currency	USD
Participation	100% in appreciation/depreciation of the Index less the Adjustment Factor
Investment Amount	$10,000 minimum (the “Face Amount”) with $1,000 increments thereafter
Early Redemption	Redemption prior to Maturity at the option of the investor, upon fourteen (14) calendar days’ notice, on October 11, 2012 and October 11, 2013
Adjustment Factor	1.00% annually; applied at Maturity or upon any Early Redemption.
Eligible Purchasers	N.A.
IRA, ERISA eligible?	No
Listing
The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the securities in the secondary market but is not required to do so. Purchases made by DBSI in the secondary market will be subject to an additional 0.50% fee.

Fees
The securities will not be sold with an up-front commission or fee of $100 per $10,000 Face Amount of securities. In addition, we expect to pay a portion of the Adjustment Factor as a commission to brokerage firms, which may include DBSI, and their affiliates, whose clients purchase securities in this offering and who continue to hold their securities. For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in the accompanying term sheet No. 1312R.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet and this document if you so request by calling toll-free 1-800-311-4409.

Considerations	Retrospective Returns of the Apex 14 TRAC
▪  The Apex 14 TRAC became an investable index on September 1, 2011. Annualized returns from January 2002 until August 30, 2011 were retrospectively calculated. Restrospective performance is not indicative of future results.
▪  Index levels are available daily on Bloomberg (DBCMAC14 Index <GO>)
▪  Annual Adjustment Factor of 1.00%. A fee of 0.50% will be applied to purchases, if any, made by DBSI in the secondary market.
▪  Tax Treatment: Under the intended tax treatment, investors should realize only capital gains or losses upon disposition (including Early Redemption) or at Maturity. For a more detailed description of the intended tax treatment of the securities, please read the related Term Sheet, Product Supplement and Prospectus Supplement. Deutsche Bank does not provide legal, tax or accounting advice.

Underlying Indices
The Apex 14 TRAC is intended to achieve a target volatility level of 14% in its base index (the “Base Index”), which is composed of three DB commodity indices: – the Deutsche Bank Liquid Commodity Mean Reversion Enhanced IndexTM (the “MRE Index”), the Deutsche Bank Liquid Commodity Momentum IndexTM (the “Momentum Index”) and the Deutsche Bank Commodity Leveraged Harvest IndexTM (the “Leveraged Harvest Index”) (each, an “Underlying Index”)
▪  Diversified exposure to three strategies:
1. Mean Reversion – The MRE Index aims to generate returns in bullish commodity market
2. Carry – The Leveraged Harvest Index is designed to generate returns in range bound and bearish market
3. Momentum – The Momentum Index is a long-short commodity strategy based upon short term momentum signals
▪  The weight of each Underlying Index is allocated in a way such that each has equal risk contribution to the Apex 14 TRAC.
▪  The exposure to the Base Index is adjusted monthly to maintain a target volatility level of 14%.

Restrospective Allocation History of the Apex 14 TRAC	Restrospective Performance of the Apex 14 TRAC

Risks	Risks (continued)
▪  The securities are not principal protected, and therefore, investors may lose part or all of their initial investment.
▪  The inclusion of the Adjustment Factor reduces the payment at Maturity or upon Early Redemption.
▪  The Apex 14 TRAC has very limited performance history. Publication of the Apex 14 TRAC began on September 1, 2011. Retrospectively calculated performance of the Apex 14 TRAC should not be relied on to predict future performance.
▪  Market prices of the commodities comprising the Apex 14 TRAC may fluctuate rapidly based on numerous factors, including but not limited to, changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and therefore the value of your securities in varying ways.
▪  A commodity hedging disruption event could result in the early acceleration of the securities. We have the right (but not the obligation) to repurchase the securities prior to maturity if legal or regulatory restrictions prevent us from hedging our obligations under the securities.
▪  An investment in the securities is subject to the credit of the Issuer.
▪  The payout on the securities is linked to the value of the Apex 14 TRAC on specific valuation dates. Therefore, a temporary decline in value around the date of Maturity or Early Redemption could greatly affect the holder's return.
▪  The Apex 14 TRAC seeks to achieve a target volatility of 14% in the Base Index, after the deduction of a running cost of 1.00% per annum from the Base Index, which applies regardless of the performance of the Base Index. Because the level of participation of the Apex 14 TRAC in the Base Index may be greater than 100%, the effect of the running cost may be magnified in the Apex 14 TRAC. The maximum participation level of the Apex 14 TRAC in the Base Index for any given period is 200%. Therefore, the Index may be subject to a running cost of up to 2.00% per annum for a given period. This fee is in addition to, and irrespective of, the Adjustment Factor.

▪  The Apex 14 TRAC seeks to achieve a volatility of 14% in the Base Index. The Base Index reflects the performance of a basket of three Underlying Indices weighted according to a dynamic allocation strategy, with greater weight being given to Underlying Indices with lower historical realized volatility relative to the other Underlying Indices calculated over a three-month period. The target volatility strategy and dynamic allocation strategy may not be successful.
▪  A liquid secondary market for the securities is not guaranteed and may be limited. The Issuer may, but is not obligated to, purchase securities in the open market by tender offer or private agreement.
▪  Potential conflicts of interest exist because the Issuer, the calculation agent for the securities and the sponsor of the Apex 14 TRAC, the Base Index, and the Underlying Indices are the same legal entity.
▪  We expect to pay a portion of the Adjustment Factor as a commission on a quarterly basis to brokerage firms, which may include DBSI, and their affiliates, whose clients purchase securities in this offering and who continue to hold their securities. We expect that the brokerage firm through which you hold your securities will pay a portion of these commissions to your broker. As a result of these arrangements, the brokerage firm through which you hold your securities and your broker may have economic interests that are different than yours. For more information about the payment of these commissions, see “Supplemental Underwriting Information (Conflicts of Interest)” in the accompanying term sheet No. 1312R.
▪  Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service, or a court might not accept the tax consequences described in the accompanying term sheet No. 1312R.
▪  For further risk considerations, please refer to accompanying term sheet No. 1312R, product supplement R (including the section entitled “Risk Factors”), the prospectus supplement, and the prospectus.

Important Information and Disclosures
▪  This snapshot does not contain all the terms and conditions relevant to the securities. This snapshot must be read in conjunction with the accompanying term sheet no. 1312R, prospectus supplement, prospectus and product supplement R.  This snapshot does not purport to summarize all of the conditions, representations, warranties, and other provisions relevant to the securities.
▪  We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.
▪  Before entering into any transaction, you should take steps to ensure that you understand and have made an independent assessment of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.
▪  The past performance of securities, indices or other instruments referred to herein does not guarantee or predict future performance.
▪  The securities involve risk, which may include interest rate, commodity, currency, credit, political, liquidity, time value, and market risk and are not suitable for all investors. For further risk considerations, please refer to the accompanying term sheet No. 1312R, prospectus supplement, prospectus and product supplement R, including the section entitled “Risk Factors”.
▪  The securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency.
▪  We or our affiliates, or persons associated with us or such affiliates, may maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.
▪  “Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires.